EXHIBIT 3.1

AMENDMENTS

TO THE

MEMORANDUM OF ASSOCIATION

OF

CORNER GROWTH ACQUISITION CORP.

RESOLVED, as a special resolution, that:

i)	Article 49.7 of the Articles of Association of the Company be deleted in its entirety and replaced as follows:

“49.7 In the event that the Company does not consummate a Business Combination on or before 31 December 2026 (the “Extended Date”), or such earlier time that shall be determined by the Directors in their sole discretion, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)

as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

ii)	Article 49.8 of the Articles of Association of the Company be deleted in its entirety and replaced as follows:

“49.8 In the event that any amendment is made to this Article:

(a)	that would modify the substance or timing of the Company’s obligation to:

(i)	provide for the redemption of the Public Shares in connection with a Business Combination; or

(ii)

redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination on or before the Extended Date, or such earlier time that shall be determined by the Directors in their sole discretion; or

(b)	with respect to any other provision relating to the rights of holders of the Class A Shares;

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes paid or payable) and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”